COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made and entered into as of April 11, 2016 by and among Outerwall Inc., a Delaware corporation (the "Company"), the persons and entities listed on Annex A (collectively, the "Engaged Group" and, for clarity and as applicable, including each member thereof acting individually), and Jeffrey J. Brown ("Mr. Brown") in his capacity as the Initial Independent Director (as defined below) (each of the Company, the Engaged Group, and Mr. Brown, a "Party" to this Agreement, and collectively, the "Parties").

RECITALS

WHEREAS, the Company and Engaged Capital, LLC, a member of the Engaged Group, have engaged in various discussions and communications concerning the Company's business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Engaged Group is deemed to beneficially own shares of Common Stock of the Company (the "Common Stock") totaling, in the aggregate, 2,431,170 shares (the "Shares") (and no more), or approximately 14.6%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, the Nominating and Governance Committee of the Board of Directors of the Company (the "Nominating and Governance Committee") and the Board of Directors of the Company (the "Board") have considered the qualifications of the Initial Independent Director and conducted such review as they have deemed appropriate, including reviewing materials provided by the Initial Independent Director and the Engaged Group; and

WHEREAS, as of the date hereof, the Company and the Engaged Group have determined to come to an agreement with respect to certain matters relating to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance on the foregoing premises and the mutual covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   Nomination and Election of Directors and Related Agreements.

(a)   Nomination and Election of Directors. Immediately upon the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to: (1) set the size of the Board at eight (8) members; (2) appoint Mr. Brown (the "Initial Independent Director") as a director of the Company as a member of the class of directors with a term expiring at the Company's 2017 annual meeting of stockholders (the "2017 Annual Meeting"), which appointment will be effective immediately; and (3) (x) appoint two (2) additional directors to be submitted in good faith by the Engaged Group by July 1, 2016 and reviewed, approved and appointed by the Board in accordance with the procedures set forth in Section 1(a)(ii) (each, an "Additional Independent Director" and, together with the Initial Independent Director, the "New Nominees") as of August 1, 2016 (provided, however, that the 2016 annual meeting of stockholders (the "2016 Annual Meeting") shall be held on or prior to July 29, 2016, and such appointments shall take place on the first day of the next month following such annual meeting), one such director being in the class of directors with a term expiring at the Company's 2018 annual meeting of stockholders (the "2018 Annual Meeting") and the other such director being in the class of directors with a term expiring at the Company's 2019 annual meeting of stockholders (the "2019 Annual Meeting"), and (y) increase the Board to up to nine (9) members as necessary to accommodate such appointments at such applicable time. After the appointment of the Initial Independent Director in accordance with this Section 1(a) and before the reduction of the Board in accordance with the next sentence, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than eight (8) directors or (B) seek to change the classes on which the Board members serve, in each case without the unanimous approval of the Board. In connection with the 2016 Annual Meeting, the Board and all applicable committees of the Board shall take all necessary actions to decrease the size of the Board to seven (7) members as may be allowed for under applicable law. After the reduction of the Board size in accordance with the preceding sentence and until the appointment of the Additional Independent Directors, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than seven (7) directors or (B) seek to change the classes on which the Board members serve, in each case without the unanimous approval of the Board. After the appointment of the Additional Independent Directors in accordance with this Section 1(a), the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than nine (9) directors or (B) seek to change the classes on which the Board members serve, in each case without the unanimous approval of the Board. In no event shall the Engaged Group be required to put forth candidates for appointment as Additional Independent Directors, provided that if the Engaged Group has not attempted to put forth such candidates for appointment prior to July 1, 2016, then all rights of the Engaged Group and responsibilities of the Company relating to appointment of Additional Independent Directors shall terminate.

(i) The Initial Independent Director (or any Engaged Replacement Director (as defined below), if applicable) agrees that, at all times while serving as a member of the Board, he or she shall (A) qualify as "independent" pursuant to the Securities and Exchange Commission ("SEC") rules and regulations and NASDAQ listing standards and (B) qualify to serve as a director under the Delaware General Corporation Law. The Initial Independent Director (or any Engaged Replacement Director, if applicable) will promptly advise the Nominating and Governance Committee in writing if he or she ceases to satisfy any of the conditions identified in the previous sentence.

(ii) The Engaged Group shall recommend candidates to fill the seats of the Additional Independent Directors to the Company promptly after the execution of this Agreement in order that procedures outlined herein can be appropriately and timely followed. Each such candidate for Additional Independent Director shall (A) qualify as "independent" pursuant to SEC rules and regulations and NASDAQ listing standards, (B) qualify to serve as a director under the Delaware General Corporation Law, (C) possess the skills, experience, knowledge, personal attributes, business and personal background essential and necessary to serve effectively on the Board and contribute to the overall success of the Company, in each case as reasonably determined by the Nominating and Governance Committee, and (D) have no prior or current relationship with the Engaged Group, its principals or any of its Affiliates (as defined below) that has not been previously disclosed to the Company and that could reasonably be deemed to be required to be disclosed pursuant to Item 404 under Regulation S-K of the Exchange Act (as defined below) if the Engaged Group were the "registrant" for purposes of such rule and the candidate were a director or executive officer of such registrant (a "Qualified Director"). The Nominating and Governance Committee shall make its determination and recommendation regarding whether each candidate recommended by the Engaged Group so qualifies within ten (10) business days after: (1) such candidate has submitted to the Company the documentation required by Section 1(b)(vi) herein; (2) representatives of the Company's Board have conducted customary interview(s) of such candidate; and (3) the Nominating and Governance Committee has completed its diligence process with regard to such candidate to its reasonable satisfaction. The Company shall use its reasonable best efforts to conduct any interview(s) and diligence contemplated in this section as promptly as practicable, but in any case, assuming reasonable availability of the candidate, within twenty (20) business days after the Engaged Group's submission of such candidate and such candidate's submission of the documentation requested by Section 1(b)(vi) herein. In the event the Nominating and Governance Committee does not accept a person recommended by the Engaged Group as an Additional Independent Director (given that the Nominating and Governance Committee cannot unreasonably withhold its consent, provided that it is understood that any failure to accept such person by the committee due to such

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person's prior or current relationship with the Engaged Group, its principals or any of its Affiliates shall be deemed reasonable), the Engaged Group shall have the right to recommend additional person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person as an Additional Independent Director, in accordance with the procedures described above. Upon the recommendation of an Additional Independent Director candidate by the Nominating and Governance Committee, the Board shall review, approve and vote on the appointment of such person to the Board no later than five (5) business days after the Nominating and Governance Committee's recommendation of such person, as applicable, and if approved by the Board, appointment would be effective as of August 1, 2016 (or, if such appointment is made after August 1, 2016, effective consistent with the first sentence of Section 1(a)); provided, however, that if the Board does not approve and appoint such Additional Independent Director, as applicable, to the Board, the Parties shall continue to follow the procedures of this Section 1(a)(ii) until an Additional Independent Director is approved and appointed to the Board. Each Additional Independent Director will promptly advise the Nominating and Governance Committee in writing if he or she ceases to satisfy any of the conditions identified in clause (A) and clause (B) of the second sentence of this Section 1(a)(ii).

(iii)   During the Standstill Period (as defined below), if any of the New Nominees (or an Engaged Replacement Director (as defined below)) is unable or unwilling to serve as a director or resigns as a director and so long as the Engaged Group continuously beneficially holds in the aggregate at least 4.99% of the Company's then outstanding Common Stock (the "Minimum Ownership Threshold"), the Engaged Group shall have the ability to recommend a substitute person(s) for any such New Nominee(s) in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as the "Engaged Replacement Director"). Each candidate for Engaged Replacement Director recommended by the Engaged Group must (A) qualify as "independent" pursuant to the SEC rules and regulations and NASDAQ listing standards, (B) qualify to serve as a director under the Delaware General Corporation Law, (C) possess the skills, experience, knowledge, personal attributes, business and personal background essential and necessary to serve effectively on the Board and contribute to the overall success of the Company, in each case as reasonably determined by the Nominating and Governance Committee and (D) have no prior or current relationship with the Engaged Group, its principals or any of its Affiliates that has not been previously disclosed to the Company and that could reasonably be deemed to disqualify such director from being a Qualified Director. The Nominating and Governance Committee shall make its determination and recommendation regarding whether such candidate so qualifies within ten (10) business days after: (1) such candidate has submitted to the Company the documentation required by Section 1(b)(vi) herein; (2) representatives of the Company's Board have conducted customary interview(s) of such candidate; and (3) the Nominating and Governance Committee has completed its diligence process with regard to such candidate to its reasonable satisfaction. The Company shall use its reasonable best efforts to conduct any interview(s) and diligence contemplated in this section as promptly as practicable, but in any case, assuming reasonable availability of the candidate, within twenty (20) business days after the Engaged Group's submission of such person and such person's submission of the documentation required by Section 1(b)(vi) herein. In the event the Nominating and Governance Committee does not accept a substitute person recommended by the Engaged Group as the Engaged Replacement Director (given that the Nominating and Governance Committee cannot unreasonably withhold its consent, provided that it is understood that any failure to accept such person by the committee due to such person's prior or current relationship with the Engaged Group, its principals or any of its Affiliates shall be deemed reasonable), the Engaged Group shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of an Engaged Replacement Director candidate by the Nominating and Governance Committee, the Board shall review, approve and vote on the appointment of such Engaged Replacement Director to the Board no later than five (5) business days after the Nominating and Governance Committee's recommendation of such

Engaged Replacement Director; provided, however, that if the Board does not approve and appoint such Engaged Replacement Director to the Board, the Parties shall continue to follow the procedures of this Section 1(a)(iii) until an Engaged Replacement Director is approved and appointed to the Board. For the avoidance of doubt, if at any time the Engaged Group's aggregate ownership of Common Stock decreases to less than the Minimum Ownership Threshold, the right of the Engaged Group pursuant to this Section 1(a)(iii) to participate in the recommendation of an Engaged Replacement Director candidate to fill the vacancy caused by any such resignation (or unwillingness or inability to serve) of an Engaged Replacement Director, shall automatically terminate.

(iv)   During the Standstill Period, the Board and all applicable committees of the Board shall not create any executive committee of the Board, or delegate to any existing or new committee of the Board, responsibilities substantially similar to those of an executive committee. During the Standstill Period, if the Board or a committee of the Board creates a committee tasked with exploring or evaluating strategic and financial alternatives to maximize stockholder value, the Initial Independent Director or his Engaged Replacement Director, if applicable, shall be appointed as a member of such committee.

(b)   Additional Agreements.

(i)   The Engaged Group irrevocably withdraws its demands for a stockholder list, and other materials and books and records pursuant to Section 220 of the Delaware General Corporation Law or otherwise, and shall not make, or cause any of its Affiliates or Associates to make, any such or similar demand during the Standstill Period.

(ii)   The Engaged Group agrees to cause its Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "Exchange Act") and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement. A breach of this Agreement by an Affiliate or Associate of any member of the Engaged Group, if such Affiliate or Associate is not a party hereto, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a party hereto to the same extent as the Engaged Group, as applicable.

(iii)   Upon execution of this Agreement, the Engaged Group hereby agrees that it will not, and that it will not permit any of its Affiliates or Associates to, directly or indirectly, (A) nominate or recommend for nomination any person for election at the 2016 Annual Meeting, (B) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting or any special meeting of stockholders held during the Standstill Period, or (C) initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2016 Annual Meeting. The Engaged Group shall not publicly or privately encourage or support any other stockholder or person or entity to take any of the actions described in this Section 1(b)(iii).

(iv)   The Engaged Group agrees that it will (A) continue to have the right to vote all of the Shares held as of the date hereof through the 2016 Annual Meeting and (B) appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock of the Company beneficially owned by the Engaged Group (or otherwise for which it has voting rights) at such meeting (1) in favor of the slate of directors recommended by the Board, (2) in favor of the ratification of the appointment of KPMG LLP (or such other firm as may be determined by the Board) as the Company's independent registered public accounting firm for the year ending December 31, 2016, and (3) in accordance with the recommendation of Institutional Shareholder

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Services on each other proposal to come before the 2016 Annual Meeting; provided, however, that if a proposal with respect to any Extraordinary Transaction (as defined below) is presented at the 2016 Annual Meeting, the Engaged Group may vote in its sole discretion with respect to such matter.

(v) Concurrently with the execution of this Agreement with respect to the Initial Independent Director, and prior to any appointment of the Additional Independent Directors with respect to the Additional Independent Directors, each New Nominee has delivered or will deliver to the Company an irrevocable resignation letter pursuant to which such New Nominee will immediately resign from the Board and all applicable committees thereof (A) if at any time during the Standstill Period the Engaged Group's aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold or (B) if a New Nominee materially breaches, as determined by a court of competent jurisdiction in a final judicial ruling, any confidentiality-related requirement under any agreement, policy, code or lawful guideline relating to the Company. In addition, prior to the appointment of any Engaged Replacement Director to the Board pursuant to Section 1(a)(iii), the Engaged Group agrees to obtain from such Engaged Replacement Director and deliver to the Company an irrevocable resignation letter pursuant to which the Engaged Replacement Director shall resign in the circumstances set forth in the first sentence of this Section 1(b)(v) as would be applicable to the director that such person is replacing.

(vi) Prior to the date of this Agreement, the Initial Independent Director has submitted, and prior to their appointment to the Board, each Additional Independent Director will submit to the Company (A) a fully completed copy of the Company's standard director & officer questionnaire and other reasonable and customary director onboarding documentation required by the Company of all current directors in connection with the appointment or election of new Board members, (B) the applicable information required for a stockholder's notice or otherwise pursuant to Section 5(c) of the Company's Amended and Restated Bylaws, as in effect (the "Bylaws"), and (C) written acknowledgments that such New Nominee agrees to be bound by all agreements, policies, codes and guidelines applicable to non-employee directors of the Company, including those regarding confidentiality, as such may be amended from time to time. Any Engaged Replacement Director will also promptly (but in any event prior to being placed on the Board in accordance with this Agreement) submit to the Company (1) a fully completed copy of the Company's standard director & officer questionnaire and other reasonable and customary director onboarding documentation required by the Company of all current non-employee directors in connection with the appointment or election of new Board members, (2) the applicable information required for a stockholder's notice or otherwise pursuant to Section 5(c) of the Bylaws, (3) a written acknowledgment that the Engaged Replacement Director agrees to be bound by all lawful agreements, policies, codes and guidelines applicable to non-employee directors of the Company, including those regarding confidentiality, as such may be amended from time to time, and (4) an executed counterparty signature page to this Agreement.

(vii) The Engaged Group agrees that each New Nominee's (or any Engaged Replacement Director's) compensation as a non-employee director for 2016 (or for the year in which such Engaged Replacement Director is appointed to the Board, if applicable) will be pro-rated based on the date of such New Nominee's (or such Engaged Replacement Director's) commencement of services as a director.

(viii) While the New Nominees (or any Engaged Replacement Director) are serving as directors on the Board, the New Nominees (or any Engaged Replacement Director) and all of the other members of the Board agree to cooperate and work constructively with one another to develop and implement initiatives designed to create durable, sustainable stockholder value, provided that each director will be always free to reach his or her own good faith decisions regarding what is in the best interest of stockholders.

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(ix)   During the term of this Agreement, upon written request from the Company, each member of the Engaged Group will promptly provide the Company with information regarding the amount of the securities of the Company then beneficially owned by each member of the Engaged Group. Such information provided to the Company will be kept strictly confidential unless required to be disclosed pursuant to law.

(x)   During the Standstill Period, the Initial Independent Director (or his Engaged Replacement Director, as applicable) shall: (1) be provided advance notice of, and the opportunity to participate in, any conference or call, whether in person or by teleconference, and whether scheduled or not, between the Chair of the Board and the Company's financial advisors, regarding the Board's exploration of strategic and financial alternatives; and (2) (x) be provided advance notice of, and the opportunity to participate in, any conference or call, whether in person or by teleconference, and whether scheduled or not, between the Chair of the Board and the Company's Chief Executive Officer, regarding a conference or call primarily dedicated to material developments in connection with the Board's exploration of strategic and financial alternatives, and (y) if the Initial Independent Director (or his Engaged Replacement Director, as applicable) is unable to participate in such conference or call, then he (or his Engaged Replacement Director, as applicable) will be debriefed about such discussion at a weekly conference to be scheduled between the Initial Independent Director (or his Engaged Replacement Director, as applicable) and the Company's Chief Executive Officer.

(xi)   No later than May 1, 2016, the Board, by a vote of the entire Board, shall retain a nationally recognized law firm to advise the Board in connection with the Board's evaluation of strategic and financial alternatives to maximize stockholder value. In connection with such retention, the Board shall have complete discretion to interview and retain any nationally recognized firm it sees fit, provided that the Board will interview (but need not select) at least one law firm recommended by the Initial Independent Director.

2.   Standstill Provisions.

(a) The standstill period (the "Standstill Period") begins on the date of this Agreement and shall extend until thirty (30) days prior to the deadline for the submission of stockholder nominations for directors for the 2017 Annual Meeting pursuant to the Bylaws. The Engaged Group agrees that during the Standstill Period, neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner, alone or in concert with others:

(i)   solicit, or knowingly encourage or in any way engage in any solicitation of, any proxies or consents or become a "participant" in a "solicitation," directly or indirectly, as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders or by encouraging or participating in any "withhold" or similar campaign), in each case, with respect to securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (collectively, "securities of the Company");

(ii)   advise, knowingly encourage, support, instruct or influence any person with respect to any of the matters covered by this Section 2(a) or with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1, or seek to do so;

(iii)   agree, attempt, seek or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, other than any such voting trust,

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arrangement or agreement solely among the Engaged Group, Affiliates or Associates of the Engaged Group and otherwise in accordance with this Agreement;

(iv)   seek or knowingly encourage any person to submit nominations in furtherance of a "contested solicitation" or take other applicable action for the election or removal of directors with respect to the Company;

(v)   (A) seek publicly or seek to communicate to any third party (other than to the executive officers or directors of the Company) to have the Company or any of its Affiliates or Associates waive or make amendments to its respective charter, bylaws or other applicable governing documents, or other actions that may impede or facilitate the acquisition of control of the Company or such Company Affiliate or Associate, (B) seek to cause a class of securities of the Company or any of its Affiliates or Associates to be delisted from, or to cease to be quoted on, any securities exchange, or (C) seek to cause a class of securities of the Company or any of its Affiliates or Associates to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(vi)   form, join in or in any way participate in a partnership, limited partnership, syndicate or other group, including, without limitation, a group as defined under Section 13(d) of the Exchange Act with any person who is not identified on Annex A as a member of the Engaged Group or an Engaged Group Affiliate (any such person, a "Third Party"), with respect to any securities of the Company or take any other action that would divest the Engaged Group of the ability to vote or cause to be voted its shares of Common Stock (or interest in such shares) in accordance with this Agreement;

(vii)   effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of assets, liquidation, dissolution, extraordinary dividend, significant share repurchase or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities (each, an "Extraordinary Transaction"), or make any public statement or public disclosure regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs or any of its securities or assets (including with respect to an Extraordinary Transaction) or this Agreement, including any intent, purpose, plan or proposal that is conditioned on, or would require waiver, amendment, nullification or invalidation of, any provision of this Agreement or take any action that could require the Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition; provided, however, that this clause shall not preclude the tender by the Engaged Group or an Engaged Group Affiliate of any securities of the Company into any tender or exchange offer or vote with respect to any Extraordinary Transaction approved by the Board; provided, further, that this clause shall not preclude the Engaged Group from making a public statement or disclosure with respect to how it intends to vote, and its reasons for so voting, on the approval or disapproval of an Extraordinary Transaction announced by the Company;

(viii)   (A) call or seek to call or request the call of any meeting of stockholders, including by written consent, (B) seek, alone or in concert with others, representation on, or nominate any candidate to, the Board, except as specifically set forth in Section 1, (C) seek the removal of any member of the Board, (D) solicit consents from stockholders or otherwise act or seek to act by written consent, (E) conduct a referendum of stockholders or (F) make a request for any stockholder list or other similar Company books and records request in its capacity as a stockholder;

(ix)   except following unanimous approval of the Board, purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities of the Company, or any securities convertible into or exchangeable for Common Stock, if, in any such case immediately after the taking of such action, the Engaged Group together with its Affiliates and Associates would, in the aggregate, beneficially own more than 19.99% of the then outstanding shares of Common Stock;

(x) sell, offer or agree to sell directly or indirectly other than through the open market, through swap or hedging transactions or otherwise, the securities of the Company (including any rights decoupled from the underlying securities) held by the Engaged Group to any Third Party unless (A) such Third Party is a passive investor that has not filed a Schedule 13D and would not as a result of the purchase of the securities of the Company be required to file a Schedule 13D and (B) such sale, offer, or agreement to sell would not knowingly result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 4.99% or more of the shares of Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates, has a beneficial or other ownership interest in the aggregate of 4.99% or more of the shares of Common Stock outstanding at such time, except in each case in a transaction approved by the Board;

(xi) institute, solicit or join, as a party, any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Engaged Group to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against the Engaged Group, the New Nominees or any Engaged Replacement Director and (C) the exercise of statutory appraisal rights; provided, that the foregoing shall not prevent any member of the Engaged Group from responding to or complying with a validly issued legal process;

(xii) engage in any short sale or purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including, without limitation, any put or call option or swap transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company, or engage in any securities lending transaction, repurchase transaction, rehypothecation or other similar transaction involving the securities of the Company;

(xiii) enter into any negotiations, arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist, seek to persuade or knowingly encourage, any Third Party to take any action or make any statement in connection with any of the foregoing, or make any investment in or enter into any arrangement with any other person that engages, or offers or proposes to engage, in any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; provided, however, that to the extent received during the Standstill Period, this Section 2(a)(xiii) shall not limit the ability of the Engaged Group to receive unsolicited inbound communications in a "listen only" capacity from third parties interested in a potential transaction with the Company (in no event, however, may the Engaged Group (or its Affiliates or Associates) participate in, directly, or indirectly, any outbound communications) provided that (x) the Engaged Group (and its Affiliates and Associates) shall not in any way respond to such inbound communications/telephone calls, (y) the Engaged Group shall refer any such inbound communication to the Company's Chief Executive Officer, and (z) the Engaged Group shall immediately after any such inbound communication contact the Company's Chief Executive Officer and inform such officer of such communication; or

(xiv) take any action challenging the validity or enforceability of this Section 2 or this Agreement, or make or publicly advance any request or proposal that the Company or Board amend, modify or waive any provision of this Agreement (provided, that the Engaged Group may

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make confidential requests to the Board to amend, modify or waive any provision of this Section 2, which the Board may accept or reject in its sole discretion, so long as any such request is not publicly disclosed by the Engaged Group and is made by the Engaged Group in a manner that does not require the public disclosure thereof by the Company, the Engaged Group or any other person).

Notwithstanding anything to the contrary, nothing in this Agreement shall restrict any of the New Nominees or Engaged Director Replacements from taking any action in his or her capacity as a director of the Company in a manner consistent with his or her fiduciary duties to the Company.

3.   Representations and Warranties of the Company.

The Company represents and warrants to the Engaged Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.   Representations and Warranties of the Engaged Group.

The Engaged Group (collectively and as to each member) represents and warrants to the Company that (a) each authorized signatory of the Engaged Group set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind the Engaged Group thereto, (b) this Agreement has been duly authorized, executed and delivered by the Engaged Group, and is a valid and binding obligation of the Engaged Group, enforceable against the Engaged Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Engaged Group as currently in effect, (d) the execution, delivery and performance of this Agreement by the Engaged Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Engaged Group or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Engaged Group is a party or by which it is bound, (e) as of the date of this Agreement, the Engaged Group is deemed to beneficially own in the aggregate 2,431,170 shares of Common Stock (and no more), (f) as of the date hereof, the Engaged Group does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (for example, any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), (g) the Engaged Group has not, directly or indirectly, compensated in any

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way or agreed to, and will not, compensate any of the New Nominees (or any Engaged Replacement Director) for his or her respective service as a candidate or director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities, or otherwise, (h) the Engaged Group (i) has no prior or current relationship with the Initial Independent Director or any of his Affiliates or Associates, other than what has been disclosed in the materials previously submitted to the Company pursuant to Section 1(b)(vi) hereof and what could reasonably be deemed to not disqualify him from being a Qualified Director, and will not engage in any other relationship with the Initial Independent Director or any of his Affiliates or Associates that could reasonably be deemed to disqualify him from being a Qualified Director while such director serves on the Board, and (ii) will not have any prior or then current relationships with any Additional Independent Director or his or her Affiliates or Associates (or any Engaged Replacement Director or any of his or her Affiliates or Associates), other than what has been disclosed in the materials previously submitted to the Company pursuant to Section 1(b)(vi) hereof and what could reasonably be deemed to not disqualify such director from being a Qualified Director while such director serves on the Board, (i) no person other than the Engaged Group has any rights with respect to the Shares, and (j) none of the Engaged Group or its Affiliates or Associates has formed, or has any present intent to form, a group (within the meaning of Section 13(d) under the Exchange Act) with any Third Party in relation to the Company or the securities of the Company.

5.   Termination.

This Agreement shall remain in full force and effect until the earliest of:

(a)   thirty (30) days prior to the deadline for the submission of stockholder nominations for directors for the 2017 Annual Meeting pursuant to the Bylaws; and

(b)   such other date established by mutual written agreement of the Parties hereto.

Notwithstanding the foregoing, the provisions of Section 7 through Section 12 and Section 15 shall survive the termination of this Agreement. In addition, the provisions of Section 1(b)(viii), Section 13 and Section 14 shall survive the termination of this Agreement and remain in effect throughout each of the New Nominees' (or the Engaged Replacement Directors') continued service as a member of the Board. No termination pursuant to Section 5(a) shall relieve any Party from liability for any breach of this Agreement prior to such termination.

6.   Press Release; Communications.

Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release, in substantially the form attached hereto as Annex B (the "Mutual Press Release"), announcing certain terms of this Agreement. In connection with the execution of this Agreement, and subject to the terms of this Agreement, no Party (including the Company's Board and any committee thereof) shall issue any other press release or public statement regarding this Agreement or the matters contemplated hereby without the prior written consents of the other Parties, other than a Form 8-K and proxy statement materials for the 2016 Annual Meeting to be filed by the Company and an amendment to the Engaged Group's Schedule 13D relating to the Company to be filed by the Engaged Group, provided, that the Company may make any ordinary course communications with Company constituencies, including employees, customers, suppliers, investors and stockholders, and SEC filing disclosures consistent with the Mutual Press Release, Form 8-K and Schedule 13D. During the Standstill Period, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules and regulations of any stock exchange or governmental entity with the prior written consent of the Engaged Group and the Company, as applicable, and otherwise in accordance with this Agreement. The Company, with respect to its Form 8-K, and the Engaged Group, with respect to its amendment to its Schedule 13D, will provide the other Party, prior to each such filing, a reasonable opportunity to review and comment on such documents, and each such Party will consider any comments from the other Party in good faith.

7.   Specific Performance.

Each of the Engaged Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Engaged Group, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. Each of the Parties hereto agrees to waive any bonding requirement under any applicable law. This Section 7 is not the exclusive remedy for any violation of this Agreement.

8.   Expenses.

Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, including, but not limited to, any matters related to the 2016 Annual Meeting, except that the Company will reimburse Engaged Capital for its reasonable documented expenses, including legal fees, incurred in connection with the negotiation and entry into this Agreement and other matters related to the 2016 Annual Meeting, in an amount not to exceed $100,000.

9.   Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The Parties agree to use their commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.   Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:	Outerwall Inc. 1800 114th Avenue SE Bellevue, WA 98004 Attention: Donald R. Rench, Chief Legal Officer Telephone: (425) 943-8090 Email: Don.Rench@outerwall.com

With copies (which shall not constitute notice) to:	Perkins Coie LLP
	1201 Third Avenue, Suite 4900
	Seattle, WA 98101
	Attention: Andrew Bor
	             Jens Fischer
	Telephone: (206) 359-8000
	    Email: ABor@perkinscoie.com

11

If to the Engaged Group:	Engaged Capital, LLC 610 Newport Center Drive, Suite 250 New Port Beach, CA 92660 Attention: Glenn W. Welling Telephone: (949) 734-7900 Email: glenn@engagedcapital.com
With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP Park Avenue Tower 65 East, 55th Street New York, NY 10022 Attention: Steve Wolosky Aneliya Crawford Telephone: (212) 451-2300 Email: SWolosky@olshanlaw.com ACrawford@olshanlaw.com

11.   Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery in the State of Delaware (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court located in the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO TRIAL BY JURY.

12.   Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery).

13.   Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period (unless otherwise specified in accordance with this Agreement) or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 13, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way criticize, attempt to discredit, make derogatory statements with respect to, call into disrepute, defame, make or cause to be made any statement or announcement that relates to and constitutes an *ad hominem* attack on, or relates to and otherwise disparages (or causes to be disparaged) the other Parties or such other Parties' subsidiaries, affiliates, successors, assigns, officers (including any current, future or former officer of a Party or a Parties' subsidiaries), directors (including any current, future or former director of a Party or a Parties' subsidiaries), employees, stockholders, agents, attorneys or representatives, or any of their practices, procedures, businesses, business operations, products or services, in any manner.

14.   Confidentiality.

The Engaged Group agrees that it will not, and will cause its Affiliates and Associates not to, seek to obtain confidential information of the Company from any New Nominee (or Engaged Replacement Director) and (ii) the New Nominees (and Engaged Replacement Directors) agree to preserve the confidentiality of the Company's business and information, including, but not limited to, discussions, determinations and other matters considered in meetings of the Board and Board committees and with Company officers and employees, and will enter into a confidentiality agreement consistent with those entered into by other non-employee directors of the Company and adhere to, among other things, all confidentiality-related requirements included in policies, codes and guidelines of and relating to the Company.

15.   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement (including, for purposes of this Section 15, the Annexes hereto) contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein and incorporated pursuant thereto. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and the members of the Engaged Group. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Engaged Group and the New Nominees (or an Engaged Replacement Director), the prior written consent of the Company, and with respect to the Company, the prior written consent of the Engaged Group. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

OUTERWALL INC.

By: _____

Name: Erik E. Prusch
Title: Chief Executive Officer

ENGAGED GROUP

Engaged Capital Master Feeder I, LP

By: Engaged Capital, LLC
    General Partner

By:
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By: Engaged Capital, LLC
    General Partner

By:
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest III, L.P.

By: Engaged Capital, LLC
    General Partner

By:
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital I, LP

By: Engaged Capital, LLC
    General Partner

By:
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:
    Name: Glenn W. Welling
    Title: Director

Engaged Capital II, LP

By: Engaged Capital, LLC
        General Partner

By: _____
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By: _____
    Name: Glenn W. Welling
    Title: Director

Engaged Capital, LLC

By: _____
    Name: Glenn W. Welling
    Title: Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By: _____
    Name: Glenn W. Welling
    Title: Sole Member

_____
Glenn W. Welling

INITIAL INDEPENDENT DIRECTOR



By:
Name: Jeffrey J. Brown

Members of the Engaged Group

Engaged Capital, LLC
Engaged Capital Holdings, LLC
Engaged Capital Master Feeder I, LP
Engaged Capital Master Feeder II, LP
Engaged Capital Co-Invest III, L.P.
Engaged Capital I, LP
Engaged Capital I Offshore, Ltd.
Engaged Capital II, LP
Engaged Capital II Offshore Ltd.
Glenn W. Welling

Mutual Press Release

OUTERWALL ANNOUNCES COOPERATION AGREEMENT WITH ENGAGED CAPITAL, LLC

Jeffrey J. Brown Appointed to the Board

Agrees to Appoint Two New Independent Directors

BELLEVUE, Wash. -- April 12, 2016 -- Outerwall Inc. ("Outerwall" or the "Company") (Nasdaq: OUTR) today announced that it has entered into a Cooperation Agreement with Engaged Capital, LLC ("Engaged Capital"), which beneficially owns 2,431,170 shares of Outerwall common stock, representing approximately 14.6 percent of the Company's outstanding shares. Under the terms of the Cooperation Agreement, Outerwall has appointed Jeffrey J. Brown, Chief Executive Officer and founding member of Brown Equity Partners, LLC, to its Board of Directors, effective immediately. Outerwall has also agreed to add two new independent directors to the Company's Board to be submitted by Engaged Capital. The directors are expected to be named on or before August 1, 2016 and the Board will consist of a maximum of nine directors at that time.

"We appreciate the open and constructive dialogue we have had with all of our shareholders, including Engaged Capital, and are pleased to have reached this agreement," said Erik E. Prusch, Outerwall's Chief Executive Officer. "As evidenced by the recent 100 percent increase in Outerwall's quarterly dividend and decision to explore strategic and financial alternatives to maximize shareholder value, we are aligned with shareholders and are taking decisive actions on their behalf. We welcome the additional perspectives to our Board as we continue to evaluate all strategic and financial options to maximize shareholder value while managing our business for profitability and cash flow."

"We applaud Outerwall for initiating a process to explore strategic alternatives and are pleased to have been able to work constructively with the Outerwall Board and management team to ensure shareholder representation in the boardroom through this important phase of the Company's lifecycle," said Glenn W. Welling, Principal and Chief Investment Officer at Engaged Capital. "Jeff Brown brings decades of transaction and corporate governance experience to the Outerwall Board. We look forward to continuing to work together with Jeff and the rest of the Board to ensure that the Board's decisions maximize value for shareholders."

Mr. Brown will serve in the class of directors with a term expiring at the 2017 Annual Meeting of Stockholders. With Mr. Brown's appointment, the Outerwall Board has been expanded to eight directors, seven of whom are independent. The Outerwall Board will be expanded to accommodate the two additional independent directors upon their appointment.

Pursuant to the Cooperation Agreement, Engaged Capital has agreed to vote all of its shares in favor of Outerwall's nominees at the 2016 Annual Meeting of Stockholders, and has agreed to customary standstill provisions. The full agreement between Outerwall and Engaged Capital will be filed on a Form 8-K with the Securities and Exchange Commission.

About Jeffrey J. Brown
Jeffrey J. Brown, 55, is Chief Executive Officer and a founding member of Brown Equity Partners, LLC ("BEP"), which provides capital to management teams and companies. Prior to founding BEP in 2007, Mr. Brown served as a founding partner of Forrest Binkley & Brown, a venture capital and private equity firm. In his 29 years in the investment business, Mr. Brown has served on over 40 boards of directors, including service on seven public companies: Medifast, Inc. (Lead Director), RCS Capital Corporation, Midatech Pharma PLC, Nordion, Inc., Steadfast Income REIT, Inc., Golden State Vintners, Inc. (Chairman) and Stamps.com. Throughout his career, Mr. Brown has also worked at Hughes Aircraft Company, Morgan Stanley & Company, Security Pacific Capital Corporation and Bank of America Corporation.

About Outerwall

Outerwall Inc. (Nasdaq: OUTR) has more than 20 years of experience creating some of the most profitable spaces for their retail partners. The company delivers breakthrough kiosk experiences that delight consumers and generate revenue for retailers. As the company that brought consumers Redbox® entertainment, Coinstar® money services, and ecoATM® electronics recycling kiosks, Outerwall is leading the next generation of automated retail and paving the way for inventive, scalable businesses. Outerwall™ kiosks are in neighborhood grocery stores, drug stores, mass merchants, malls, and other retail locations in the United States, Canada, Puerto Rico, the United Kingdom, and Ireland. Learn more at www.outerwall.com.

About Engaged Capital

Engaged Capital, LLC ("Engaged Capital") was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner's perspective to the managements and boards of undervalued public companies. Engaged Capital manages both a long-only and long/short North American equity fund. Engaged Capital's efforts and resources are dedicated to a single investment style, "Constructive Activism" with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words indicating future events, performance, results and actions, such as "will" and "expect," and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The forward-looking statements in this press release include, among others, statements regarding Company interactions with and actions relating to investors, exploration of strategic and financial alternatives, annual meeting and board composition matters, and execution of business strategies. Forward-looking statements are not guarantees of future actions, events or performance, which may vary materially from those expressed or implied in such statements. Differences may result from, among other things, actions taken by the Company or investors, including Engaged Capital, or other third parties, including those beyond the Company's control. Such risks and uncertainties include, but are not limited to, results of interactions with third parties, including investors, actions by the Company's board and management and investors, results and timing of strategic and financial alternatives, and related transactions and actions, continuation of or changes in strategic and financial objectives, and the ability to attract new or maintain retailer relationships, penetrate or maintain markets and distribution channels, and react to changing consumer demands. The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance, results or actions, please review "Risk Factors" described in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission ("SEC"), as well as other public filings with the SEC. These forward-looking statements reflect the Company's expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

Investor Contacts:

Rosemary Moothart
Director, Investor Relations
425-943-8140
rosemary.moothart@outerwall.com

Innisfree M&A
Scott Winter / Jennifer Shotwell
212-750-5833

Media Contacts:

Susan Johnston
Vice President, Corporate Communications & Public Affairs
425-943-8993
Susan.Johnston@outerwall.com

Joele Frank, Wilkinson Brimmer Katcher
Matthew Sherman / James Golden / Matthew Gross
212-355-4449